

UNITED STATES
~~IES AND EXCHANGE COMMISSION~~
Washington, D.C. 20549

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~~ANN~~UAL AUDITED REPORT
FORM X-17A-5
PART III

50 3/8/05

SEC FILE NUMBER

8-*50776*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2004__ AND ENDING __December 31, 2004__

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andersen Weinroth Capital Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1330 Avenue of the Americas

RECD S.E.C.

                              (No. and Street)

FEB 2 5 2005

New York, NY 10019

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__G. Chris Andersen (212) 842-1600__

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Berenson LLP

                            (Name – *if individual, state last, first, middle name*)

    135 West 50th Street, New York, NY 10020

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, _____G. Chris Andersen_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Andersen Weinroth Capital Corp._____ , as of _____December 31,_____, 20_04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Supplementary Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Required by SEC Rule 17a-5.

ANDERSEN WEINROTH CAPITAL
CORPORATION

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2004

ANDERSEN WEINROTH CAPITAL CORPORATION

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2004



INDEPENDENT AUDITORS' REPORT

Stockholder
Andersen Weinroth Capital Corporation
New York, NY

We have audited the accompanying statement of financial condition of Andersen Weinroth Capital Corporation as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andersen Weinroth Capital Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berenson LLP

New York, NY
January 19, 2005

Berenson LLP, Certified Public Accountants 135 West 50th Street, New York, NY 10020 TEL 212.977.6800 FAX 212.245.3808 WEB berenson.com

ANDERSEN WEINROTH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$78,970
Other assets	3,500
	$82,470

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
  Due to related party $ 1,616

Contingency

Stockholder's equity:
  Common stock, par value $.001 per share; 200 shares
   authorized; 30 shares issued; 10 shares outstanding 1
  Additional paid-in capital 79,999
  Retained earnings 10,854

  90,854
Less: treasury stock, 20 shares at cost 10,000

  80,854

  $82,470

The accompanying notes are an integral part of the financial statements.

Berenson LLP, Certified Public Accountants

ANDERSEN WEINROTH CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Revenues	$205,000
Operating expenses:	
Management advisory fees	188,650
Professional fees	18,707
Administrative	12,000
Filing and registration fees	9,469
Miscellaneous expenses	150
	228,976
Loss from operations	(23,976)
Miscellaneous income	195
Loss before provision for income taxes	(23,781)
Provision for income taxes	510
Net loss	$ (24,291)

The accompanying notes are an integral part of the financial statements.

Berenson LLP, Certified Public Accountants

ANDERSEN WEINROTH CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common stock	Treasury stock	Additional paid-in capital	Retained earnings	Total
December 31, 2003	$1	$(10,000)	$79,999	$35,145	$105,145
Net loss	-	-	-	(24,291)	(24,291)
December 31, 2004	$1	$(10,000)	$79,999	$10,854	$80,854

The accompanying notes are an integral part of the financial statements.

ANDERSEN WEINROTH CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$(24,291)
Adjustments to reconcile net loss to cash flows used by operating activities:	
Changes in assets (increase) decrease:	
Accounts receivable	93,234
Changes in liabilities increase (decrease):	
Due to related party	(91,369)
Accrued expenses	(5,900)
Cash flows used by operating activities	(28,326)
Net decrease in cash	(28,326)
Cash, beginning of year	107,296
Cash, end of year	$ 78,970
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 300

The accompanying notes are an integral part of the financial statements.

Berenson LLP, Certified Public Accountants

ANDERSEN WEINROTH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. Nature of business:

    Andersen Weinroth Capital Corporation was organized on January 7, 1998 under the laws of the State of Delaware. The Company, located in New York City, is engaged in the activities of a broker/dealer including providing certain corporate financial advisory services. The Company is a member of the National Association of Securities Dealers (NASD).

2. Significant accounting policies:

    a. Cash:

        The Company maintains its cash accounts in one commercial bank. The balance in this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2004, the Company did not have uninsured cash balances.

    b. Income taxes:

        The Company, with the consent of its stockholders, has elected to be taxed as an S corporation, under the Internal Revenue Code which provides that, in lieu of federal corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements. New York State has a minimum tax on S corporations based upon the maximum personal rate and the differential it would have paid as a C corporation. In addition to these state taxes, local taxes have also been included in the financial statements.

    c. Use of estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

ANDERSEN WEINROTH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

3. Related party transactions:

   a. Administration fees:

   During the year ended December 31, 2004, the Company incurred administrative fees of $12,000 from a related entity.

   b. Management advisory fees:

   During the year ended December 31, 2004, the Company incurred management advisory fees of $98,000 from a related entity. The amount due to related party represents the unpaid management advisory fees as of December 31, 2004.

4. Contingency:

   The NASD is currently conducting a routine examination of the Company, for which the outcome cannot be estimated or determined at this time.

5. Net capital requirements:

   As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day but, as of December 31, 2004, the Company had net capital of $77,354, which exceeded requirements by $72,354.

ANDERSEN WEINROTH CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2004

Stockholder's equity	$80,854
Deductions and/or charges: Nonallowable assets: Other assets	3,500
Net capital	77,354
Minimum net capital requirement, greater of 6-2/3% of aggregate indebtedness or $5,000	5,000
Net capital in excess of requirement	$72,354
Aggregate indebtedness: Due to related party	$ 1,616
Total aggregate indebtedness	$ 1,616
Ratio: Aggregate indebtedness to net capital	.02 to 1

ANDERSEN WEINROTH CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under subparagraph (k)(2)(i).

Berenson LLP, Certified Public Accountants

ANDERSEN WEINROTH CAPITAL CORPORATION

RECONCILIATION OF THE AUDITED COMPUTATION
OF NET CAPITAL AND FOCUS REPORT -
PART IIA PURSUANT TO RULE 17a-5

DECEMBER 31, 2004

There is no difference between the audited computation of net capital and the corresponding Focus Report - Part IIA.

ANDERSEN WEINROTH CAPITAL CORPORATION

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2004

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Stockholders
Andersen Weinroth Capital Corporation

In planning and performing our audit of the financial statements of Andersen Weinroth Capital Corporation for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited, may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable, in an organization the size of Andersen Weinroth Capital Corporation, to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenson LLP

New York, NY
January 19, 2005